FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: May 16, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

(English Translation of Official Communication Letter to the Comision Nacional Del Mercado de Valores)

New York, May 16, 2006. This is a notice to inform you that Endesa S.A.’s (NYSE:ELE) Board of Directors, at a meeting held on May 12, 2006, unanimously approved the appointment of Mr. José Serna Masiá as chairman of the Audit and Compliance Committee and the appointment of Mr. Manuel Ríos Navarro as chairman of the Appointments and Compensation Committee in compliance with articles 51 and 52 of the Corporate Bylaws.

Henceforth, Endesa S.A.´s Committee of Audit and Compliance and the Committee of Appointments and Compensation are comprised as follows:

AUDIT AND COMPLIANCE COMMITTEE

Chairman:
José Serna Masiá

Members:
José Maria Fernández Cuevas
Francisco Javier Ramos Gascón
Alberto Recarte García-Andrade

Secretary non director:
Salvador Montejo Velilla

APPOINTMENTS AND COMPENSATION COMMITTEE

Chairman
Manuel Ríos Navarro

Members:
Rafael Gonzalez-Gallarza Morales
Juan Ramón Quintás Seoane
Juan Rosell Lastortras

Secretary non director:
Salvador Montejo Velilla

For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.